June 13, 2024

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

202-551-6751

Re:

Upright Investment Trust, File Nos. 333-49109 and 811-08123

Dear Ms. White:

On May 31, 2024, Upright Investment Trust (the "Trust" or the "Registrant") filed a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy Statement"). On June 6, 2024, you provided comments to the Proxy Statement by phone to Liz Hsu.  The Registrant filed a response to your comments on June 11, 2024, and you provided follow-up comments on June 12, 2024.  Set forth below are your comments followed by the responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

1.

Comment: Please clarify whether the Registrant intends to respond to the accounting review comments issued by Mr. Sandoval in 2020. Additionally, please confirm when the Staff can expect to receive the responses.

Response: The Registrant filed the response as Edgar correspondence on June 13, 2024.

2.

Comment: Please clarify the date of the current registration statement filing pursuant to Rule 8b-16 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:   The Registrant filed a current registration statement under the 1940 Act on Form N-1A on June 13, 2024.

Proposal 1

3.

Comment: Please disclose whether the Registrant will consider trustee nominees to the Board from shareholders. Additionally, if the Registrant will consider trustee nominees from shareholders, please explain how a shareholder can submit a nomination. Please see Item 22(b)(15)(ii)(A) of Schedule 14A.

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

June 13, 2024

Response:   The Registrant has included the following disclosure under the “Board Committees” heading:

Due to the size of the Trust, the Board of Trustees and its shareholder base, it was determined that a standing nominating committee was not necessary. Traditionally, the Independent Trustees served as an ad hoc nominating committee for selecting and nominating new trustees. However, because the Board currently consists of only one interested trustee, the Incumbent Trustee served as an ad hoc nominating committee and nominated the Nominees for election to the Board. Candidates for election, including the Nominees, are selected through mutual connections and an interview process.  The same process is used whether the candidate is nominated by a trustee, the Adviser or a shareholder.

The Registrant has included the following disclosure under the “Shareholder Proposals” heading:

The Trust does not have a policy with regard to consideration of any trustee candidates recommended by shareholders because the Trust is small and many of the shareholder are known to and communicate directly with the Adviser and the Board.  However, the Trust will consider trustee nominations from shareholders of the Funds. Any shareholder proposal for a trustee nominee should be sent to Yow Shang David Chiueh, Upright Investments Trust, 349 Ridgedale Ave., East Hanover, NJ 07936.

The specific minimum qualifications for a candidate for election are outlined in the third paragraph under Proposal 1 and are restated below:

The Incumbent Trustee reviewed each candidate for nomination, focusing on each candidate’s skill set.  The Incumbent Trustee considered characteristics and attributes that were identified as being necessary and suitable for an Independent Trustee, including each candidate’s ability to think and act independently, her capacity to work in a collegial manner with the other Trustees, and her character and integrity.  Finally, it was also considered whether each candidate would bring a diversity of viewpoints, background and experiences to the Board. Based on these factors, the Incumbent Trustee

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

June 13, 2024

recommends that each Nominee be elected to the Board as an Independent Trustee.

4.

Comment: With respect to the Registrant’s analysis pursuant to Section 2(a)(19) under the 1940 Act, please note that the Staff takes no position with respect to the status of the director nominees. The Staff expects the Registrant to disclose material facts considered and who was responsible for considering them in the Proxy Statement, as such information may be relevant to investors in connection with their voting decisions.  The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of their disclosure notwithstanding any review, comments, actions or absence of action by the Staff. Accordingly, please provide additional details on how the nominees were selected, including the relationship between Ms. Yokley and Ms. Wang. Additionally, please discuss the factors that were considered in determining Ms. Wang’s and Ms. Cheng’s independence, including who was responsible for concluding that all the nominees would not be considered “interested” trustees.

Response:   The Nominees were selected by the Incumbent Trustee, who also is the sole remaining trustee.

Ms. Yokley was employed by Triangle Accounting Group, in Cary, NC.   Ms. Wang was her predecessor at the firm.  In 2022, Ms. Yokley and Ms. Wang, along with another individual, formed PWN, LLP.  Ms. Yokley left PWN, LLP in 2024.

The Registrant notes that Ms. Wang’s relationship with Ms. Yokley is not relevant to Ms. Wang’s qualification to serve as an independent trustee. Additionally, Ms. Wang and Ms. Cheng have no relationship that would bear on their independence or place them in any of the enumerated categories in Section 2(a)(19) under the 1940 Act.

Additionally, the Registrant confirms that the material attributes of each nominee that qualifies her to serve as an independent trustee are outlined under the heading “Information about the Nominees and Incumbent Trustee” heading of the Proxy Statement. In the paragraph preceding the heading, the Registrant notes that it identifies the Incumbent Trustee as the individual that considered each nominee’s independence and recommends each

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

June 13, 2024

nominee to be elected to the Board as an Independent Trustee. The Registrant has added the following disclosures under the Proposal 1 heading:

After reviewing the attributes of each Nominee, as discussed further below, the Incumbent Trustee determined each Nominee to be an Independent Trustee because no Nominee falls under the definition of “interested person” outlined in Section 2(a)(19) under the 1940 Act. Additionally, the Nominees are not clients, employees nor affiliates of the Adviser, and they do not have any material business or professional relationship with the Adviser that would deem them to be an “interested trustee.”

5.

Comment: Please discuss each of the exemptive rules the Registrant is not relying on to exempt it from complying with the fund governance standards in Rule 0-1(a)(7) under the 1940 Act that require independent trustees be nominated by other independent trustees.

Response:   The Registrant confirms that it does not rely on the exemptive rules outlined footnote 9 of the SEC Release No. IC-26520 (July 27, 2004) that would require it to comply with Rule 0-1(a)(7) under the 1940 Act in nominating independent trustees. Specifically, the Trust does not rely on the following exemptive rules:

•

Rule 10f-3 (permitting a fund to purchase securities in a primary offering when an affiliated broker-dealer is a member of the underwriting syndicate, if the fund directors, including a majority of the independent directors, approve procedures governing the purchases and review quarterly reports on purchases);

•

Rule 12b-1 (permitting use of fund assets to pay distribution expenses pursuant to a plan approved by the fund directors, including a majority of the independent directors);

•

Rule 15a-4(b)(2) (permitting a fund board to approve an interim advisory contract without shareholder approval when the adviser or a controlling person receives a benefit in connection with the assignment of the contract, if the fund directors, including a majority of the independent directors, review and approve the contract);

•

Rule 17a-7 (permitting securities transactions between a fund and another client of the fund investment adviser, if the fund directors, including a majority of the independent directors, approve procedures governing the transactions and review quarterly reports on transactions);

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

June 13, 2024

•

Rule 17a-8 (permitting mergers between certain affiliated funds if the fund directors, including a majority of the independent directors, request and evaluate information about the merger and determine that the merger is in the best interests of the fund and its shareholders);

•

Rule 17d-1(d)(7) (permitting a fund and its affiliates to purchase joint liability insurance policies if the fund directors, including a majority of the independent directors, annually determine that the policies are in the best interests of the fund and its shareholders);

•

Rule 17e-1 (specifying conditions under which a fund may pay commissions to affiliated brokers in connection with the sale of securities on an exchange, including a requirement that the fund directors, including a majority of the independent directors, adopt procedures for the payment of the commissions and review quarterly reports of any commissions paid);

•

Rule 17g-1 (permitting a fund to maintain joint insured bonds and requiring fund independent directors to annually approve the bond);

•

Rule 18f-3 (permitting a fund to issue multiple classes of voting stock, if the fund board of directors, including a majority of the independent directors, approves a plan for allocating expenses to each class); and

•

Rule 23c-3 (permitting the operation of an interval fund by enabling a closed-end fund to repurchase shares from investors, if the directors adopt a repurchase policy for the fund and review fund operations and portfolio management in order to assure adequate liquidity of investments to satisfy repurchase payments).

The Registrant does not engage in affiliated transactions, has not adopted a distribution plan under Rule 12b-1, does not issue multiple classes of shares, does not have a joint fidelity bond with another party, and is not an interval fund.  To date, the Registrant has not relied on Rule 15a-4.

Other Information: Voting Securities and Voting

6.

Comment: Please delete or explain why “unless otherwise noted” was added to the end of the disclosure in your response to Comment 16.

Response: The Registrant has deleted the phrase from the disclosure.

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

June 13, 2024

If you have any questions about the responses set forth above, please contact the undersigned at 614.469.3297 or Michael.Wible@thompsonhine.com.

Best regards,

/s/ Michael Wible

Michael Wible

4876-1561-0055.2